Exhibit 99.4

Annual Meeting Canadian National Railway Company WHEN: WHERE: PROXY FORM CONTROL NO.:➔ SCAN TO VIEW MATERIAL AND VOTE NOW STEP 1 REVIEW YOUR VOTING OPTIONS BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. G-V502122020 PROXY DEPOSIT DATE: April 24, 2023 at 5:00 pm EDT The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of management of the issuer. 2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person: • Write the name of your designate on the “Appointee” line and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or • Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. 4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. 5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. 6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder. 7. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular. BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M A:A V: 1 Tuesday, April 25, 2023 at 10:00 am EDT Virtual www.virtualshareholdermeeting.com/CNI2023 PLEASE SEE OVER

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED SIGNATURE(S) *INVALID IF NOT SIGNED* MMD D Y Y STEP 3 COMPLETE YOUR VOTING DIRECTIONS HIGHLIGHTED TEXT ITEM(S): CONTROL NO.: ➔ ACCOUNT NO: CUSIP: CUID: RECORD DATE: PROXY DEPOSIT DATE: MEETING DATE: MEETING TYPE: STEP 2 APPOINT A PROXY (OPTIONAL) APPOINTEE(S): E-R3 MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY PLEASE PRINT APPOINTEE NAME INSIDE THE BOX CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE ➔ ➔ MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY Change Appointee If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein (EXACT NAME) and provide a unique APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com. You MUST provide your Appointee the EXACT NAME and an EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter below. March 3, 2023 April 24, 2023 at 5:00 pm EDT Tuesday, April 25, 2023 at 10:00 am EDT Annual Meeting FOR FOR FOR FOR FOR FOR FOR FOR FOR FOR FOR 1B Election of Director: Jo-ann dePass Olsovsky 1C Election of Director: David Freeman 1DElection of Director: Denise Gray 1E Election of Director: Justin M. Howell 1F Election of Director: Susan C. Jones 1GElection of Director: Robert Knight 1HElection of Director: Michel Letellier 1I Election of Director: Margaret A. McKenzie 1J Election of Director: Al Monaco Election of Directors 1AElection of Director: Shauneen Bruder 1KElection of Director: Tracy Robinson 02 Appointment of KPMG LLP as Auditors FOR YOU HAVE THE RIGHT TO RECEIVE ANNUAL FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS. IF YOU DO NOT WISH TO RECEIVE THE ANNUAL REPORT PLEASE SELECT THE “NO” BOX. Shauneen Bruder, or failing her, Tracy Robinson Canadian National Railway Company PROXY FORM WITHHOLD FOR AGAINST FOR AGAINST Non-Binding Advisory Resolution to accept the approach to executive compensation disclosed in the management information circular, the full text of which resolution is set out on p. 11 of the management information circular. 03 Non-Binding Advisory Resolution to accept the Company's Climate Action Plan as disclosed in the management information circular, the full text of which resolution is set out on p. 11 of the management information circular. 04 YOU HAVE THE RIGHT TO RECEIVE INTERIM FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS. IF YOU WISH TO RECEIVE THE INTERIM REPORT PLEASE SELECT THE “YES” BOX. YES NO YES NO AGAINST AGAINST AGAINST AGAINST AGAINST AGAINST AGAINST AGAINST AGAINST AGAINST AGAINST VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) 90 *